April 5, 2010
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington DC, 20549
Attention: Mark Webb, Legal Branch Chief

Re:	First BanCorp Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Filed April 2, 2010 File Number 1-14793
Dear Mr. Webb:
This responds to your letter dated April 2, 2010 to First BanCorp (the “Corporation”) regarding the Corporation’s Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A. Set forth below in italics are the comments contained in your letter, together with our responses.
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
General
1.	Please file a preliminary copy of the form of proxy with your next amendment. Refer to Rule 14a-6(a).

Response: A form of proxy is attached hereto and will be filed with the definitive proxy statement.
Certain Relationships and Related Person Transactions, page 26
2.	We note your response to comment 1 in our letter dated March 30, 2010. We also note the new disclosure on page 28 regarding an additional loan to a related person. For both of the loans discussed in this section, please revise to disclose the names of the related persons. Please also disclose the purposes and maturity dates of the loans.

Mr. Mark Webb
U.S. Securities and Exchange Commission
April 5, 2010

Response: The attached mark-up of the proxy statement, including related inserts, responds to this comment.
Proposal No. 3, page 32
3.	We note your response to comment 2 in our letter dated March 30, 2010. In particular, we note your statement that Instruction 1 to Item 13 provides that the financial and other information required by Item 13(a) may be omitted when the matter to be acted upon is the issuance of common stock for cash. However, you disclose on page 32 that you do not know whether you will issue common stock for cash or for cash and other assets. Because you are asking for approval of the issuance of common stock for cash or assets, it does not appear that you are entitled to rely upon Instruction 1 to Item 13. Please review to include the financial and other information required by Items 11(e) and 13(a) of Schedule 14A. To the extent you enter into an agreement to issue common stock in exchange for securities of another person, a going business or the assets of a going business, please confirm your intention to supplement the proxy statement with the information required by Item 14 of Schedule 14A.

Response: The attached mark-up of the proxy statement, including related inserts, responds to this comment by stating that the Company will supplement the proxy statement with the specific terms of any issuance of shares of Common Stock. Any such supplement will describe the terms of an issuance of shares of Common Stock for cash. Accordingly, Instruction 1 to Item 13(a) is available and the information required by Item 13 is not included in the attached mark-up of the proxy statement.

4.	We note your response to comment 5 in our letter dated March 30, 2010. Please confirm that you have disclosed all known material information regarding the potential FDIC-assisted acquisitions discussed in your proxy statement.

Response: The Company confirms that it has disclosed all known material information regarding a potential FDIC-assisted acquisition in the proxy statement.
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Mr. Mark Webb
U.S. Securities and Exchange Commission
April 5, 2010

If you should have any questions, please do not hesitate to contact the undersigned at (787) 729-8252 or Linda L. Griggs, of Morgan, Lewis & Bockius LLP, at (202) 739-5245.
Sincerely yours,
/s/ Lawrence Odell
Lawrence Odell
Executive Vice President and General Counsel
cc: Linda L. Griggs